

To the Holders of:
Structured Asset Trust Unit Repackagings (Saturns)
Hertz Corp. Debenture Backed
Series 2003-15
CLASS A CUSIP NO.   804113207
CLASS B CUSIP NO.   804113AA6

Distribution Date   June 1, 2012

US Bank National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

	Beginning Principal	Principal Payment	Ending Principal	Fixed Rate	Day Count	Fixed Interest Amount Due	Aggregate Interest Due and Unpaid	Total Distribution
A Units	$25,000,000.00	$25,000,000.00	$0.00	7.000%	30/360	$ 875,000.00	$0.00	$ 25,875,000.00
B Units	$25,000,000.00		$0.00	0.581%	30/360	$ 72,625.00	$0.00	$ 72,625.00

Additional Information	
Trustee Fees	$2,000.00
Expense Account Deposit	$3,500.00

Underlying Security   HERTZ CORP 7.625% 6/01/12 Cusip 428040BS7

Payment Dates	December / June
Matuturity Date	6/1/2012
Principal Balance Matured on 6/1/12	$25,000,000.00
Annual Coupon Rate (Fixed)	6.95500%
Interest Payment Received	$953,125.00

	Original Ratings			Current Ratings			
Cusip	Moody's	S & P		Moody's	Date	S & P	Date
804113207	Baa2	BBB		WR	1-Jun-12	B	24-Jan-12
804113AA6	Baa2	BBB		WR	1-Jun-12	B	24-Jan-12
428040BS7	Baa2	BBB		WR	1-Jun-12	B	22-Dec-11

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.
 It is included for the convenience of the Holders.